Avino Silver & Gold Mines Ltd.
Suite 400-455 Granville Street, Vancouver, B.C., Canada, V6C 1T1
www.avino.com
ir@avino.com

October 18, 2005                                                                                TSX-V Trading symbol: ASM
                                                                                            U.S. symbol: ASGMF
                                                                                         Berlin & Frankfurt: GV6

AVINO RECEIVES EXCHANGE APPROVAL FOR PURCHASE OF MEXICAN COMPANY

Avino Silver & Gold Mines Ltd. (the “Company”) is pleased to announce that the TSX Venture Exchange has accepted for filing a share purchase agreement, dated March 22, 2004, between the Company and nine persons, pursuant to which the Company has agreed to acquire up to 51-per-cent equity interest in Cia Minera Mexicana de Avino S.A. de C.V. The Company currently holds a 49-per-cent equity interest in Cia Minera while the nine vendors own, in total, the remaining 51-per-cent interest. Upon completion of the transaction, Cia Minera will be a wholly owned subsidiary of the Company. Cia Minera is a Mexican corporation whose principal asset is the inactive Avino Silver mine, located in Durango state, Mexico.

The consideration payable by the Company comprises a total of up to four million common shares to be issued pro rata amongst the vendors. No individual vendor will receive more than 1,133,304 common shares. There are no work commitments or other payments required of the Company under the terms of the agreement, although the Company will effectively assume responsibility for the payment of Cia Minera's existing liabilities which, as of Dec. 31, 2004, amounted to in excess of $1.8-million (unaudited).

There is no finder's fee payable in respect of the transaction.

ON BEHALF OF THE BOARD OF DIRECTORS
OF AVINO SILVER & GOLD MINES LTD.

“David Wolfin”
David Wolfin, President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.